Exhibit 99.1

ProQR Announces Appointment of Chris Hart as Chief Data and AI Officer and Thomas Wolf to join the Board of Directors as Strategic AI Advisor

•	Appointments support ProQR’s strategy to scale AI across the discovery and development of medicines using its Axiomer RNA editing platform and pipeline
•	AX-0811, the first ProQR program identified through its AI-enabled discovered engine in clinical testing, with target engagement data expected in early January 2027
•	ProQR’s expanded AI strategy is directly supporting the ongoing development programs; the Company expects up to 5 clinical data readouts over the next 12 months across 4 development programs

LEIDEN, Netherlands & CAMBRIDGE, Mass., September 23, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary ADAR-mediated Axiomer™ RNA editing technology platform, today announced the appointments of:

•	Chris Hart, PhD, Chief Data and AI Officer – Dr. Hart most recently served as Vice President of Data Science and AI/ML at Eli Lilly and Company.
•	Thomas Wolf, PhD, Board of Directors as strategic AI advisor – Dr. Wolf is co-founder and Chief Science Officer of Hugging Face, which Nvidia has recently agreed to acquire.

“I am thrilled to welcome Chris to ProQR’s management team and Thomas to the Board of Directors as strategic advisor. Together, they bring complementary and highly relevant expertise that will help us further integrate AI into drug discovery and development as we work to deliver more and better medicines to patients faster,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “Chris brings more than 15 years of experience applying AI and machine learning to oligonucleotide therapeutics, most recently at Eli Lilly, while Thomas brings frontier AI experience from co-founding and building Hugging Face, a leading open-source AI platform. Their expertise comes at an important time for our RNA editing pipeline, with AX-0811, our first program identified through ProQR’s AI-enabled discovery process to enter clinical development, and the second, AX-2911, expected to follow in the coming months.”

Chris Hart, PhD, most recently served as Vice President of Data Science and AI/ML in the Genetic Medicines team at Eli Lilly and Company. He brings more than two decades of experience in computational biology, genomics, AI, and oligonucleotide drug development, including more than 15 years focused on AI/ML-driven optimization of oligonucleotide therapeutics. Hart was previously founding CEO of Creyon Bio, where he applied AI and machine learning to oligonucleotide drug discovery. Before Creyon, he spent seven years at Ionis Pharmaceuticals, where he built and led the company’s functional genomics group. He holds a PhD from the California Institute of Technology and completed postdoctoral training at Yale University.

As Chief Data and AI Officer, Hart will lead ProQR’s AI strategy and its execution across drug discovery and development. Drawing on his experience in AI-driven oligonucleotide engineering, he will connect ProQR’s proprietary data, computational models and experimental capabilities to accelerate EON design and optimization, strengthen candidate selection, and inform and optimize clinical development.

“ProQR has built a one-of-a-kind RNA editing platform that combines RNA biology with advanced AI to discover and optimize new therapies,” said Chris Hart, PhD. “I look forward to helping scale this approach and translate this platform into many new therapies for patients.”

Thomas Wolf, PhD, will join ProQR's Board of Directors as strategic advisor on AI. Wolf is co-founder and Chief Science Officer of Hugging Face, the open-source AI platform that Nvidia recently agreed to acquire for $12.9B. At Hugging Face, he has built a widely adopted ecosystem of models, datasets, and tools that enable researchers and companies to develop and apply AI at scale. This work has made advanced AI more accessible, enabling teams to adapt models to their own data and translate research advances into practical applications. He is driving the development of Hugging Face’s robotics technologies and building collaborations with academia and industry to advance AI in scientific discovery. In his role, Dr. Wolf will advise ProQR’s Board on technology strategy and scaling AI across the Axiomer platform.

“ProQR is integrating AI into its proprietary RNA editing platform, which has the potential to address a broad range of diseases,” said Thomas Wolf, PhD. "The platform creates a unique opportunity as each program can build on insights from others, and AI is turning that collective learning into a growing advantage across disease targets. This makes drug discovery more systematic and efficient while increasing the probability of success in drug development. This is a key example of how AI contributes to improving human health.”

ProQR AI Strategy for Axiomer RNA Editing

ProQR is integrating AI across its Axiomer platform and workflows to support its core mission: discovering, developing, and delivering transformative RNA editing medicines to patients. The combination of ProQR’s platform technology and proprietary datasets uniquely positions the Company to maximize the impact of AI on drug discovery and development.

In discovery, AI and machine learning complement ProQR’s wet biology and experimental capabilities, enabling faster identification and optimization of EONs, across targets to capture the full value of the platform. AI-enabled discovery led to the discovery of AX-0811, which achieved approximately 60% editing efficiency in humanized models, around six-fold higher than the prior generation AX-0810, with improved stability. This was achieved with reduced discovery timelines from what used to take three years to approximately three months. ProQR’s partnership with Ginkgo Bioworks enables faster generation of high-quality data via their autonomous labs, leading to shorter learning cycles and better training sets for its AI model.

In development, ProQR is applying AI and advanced data capabilities to support more informed decisions on patient stratification, endpoint selection, and clinical trial design, incorporating insights from real-world data.

The appointments of Chris Hart, PhD, and Thomas Wolf, PhD, strengthen ProQR’s expertise to scale AI across discovery and development stages. The Company is building a continuous learning loop connecting target identification, hit optimization, lead selection and clinical development, with clinical insights feeding back into discovery and informing decisions across programs. The Company expects this approach will accelerate discovery and increase the probability of success across the development pipeline.

ProQR’s growing RNA editing pipeline is expected to generate up to 5 clinical data readouts over the coming 12 months across four development programs. AX-0811, the first ProQR program in clinical testing discovered through its AI-enabled discovery process drug that is on track for target engagement data from the first two cohorts in early January 2027. Additional programs, including AX-0422 for MPS I Hurler syndrome and AX-2911 for PNPLA3-associated MASH, are progressing toward the clinic. Together, these programs demonstrate the potential of ProQR’s scalable Axiomer platform across liver and central nervous system.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is a clinical-stage company dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the expected roles that Dr. Hart and Dr. Wolf will serve in and the expected benefits they will bring to ProQR; ProQR’s strategy and ability to integrate and scale artificial intelligence and machine learning across its discovery and development activities; the ability of AI-enabled discovery and proprietary data to accelerate the identification, optimization and selection of EONs and improve clinical development decisions; the potential benefits of ProQR’s collaboration with Ginkgo Bioworks; the continued development and advancement of the Axiomer platform and ProQR’s pipeline; the Phase 1 clinical development of AX-0811, including the anticipated timing of initial clinical data in early January 2027; the development and advancement of AX-2911 and AX-0422; the timing and number of anticipated clinical data readouts across ProQR’s development programs; and the therapeutic potential of Axiomer EONs and ProQR’s product candidates.

Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors described in ProQR’s filings with the Securities and Exchange Commission, including certain sections of its most recent annual report on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities; the risk that preclinical or early clinical data may not be predictive of future results or clinical benefit; the likelihood that ProQR’s programs may not advance on the timelines currently anticipated; reliance on contract research organizations, contract manufacturers and other third parties; the ability to recruit and retain employees and consultants, including members of management and scientific advisors; the ability to integrate and realize the anticipated benefits of AI, machine learning and proprietary data in discovery and development; the unpredictability of regulatory requirements and the duration and results of regulatory review; possible safety or efficacy concerns that may emerge as additional data are generated; the possible impairment of, inability to obtain or costs to obtain intellectual property rights; the ability to secure, maintain and realize the intended benefits of collaborations and partnerships; risks related to cybersecurity and data privacy; general business, operational, financial and accounting risks; and risks related to macroeconomic conditions, market volatility, geopolitical events, international trade restrictions and other developments affecting ProQR’s business. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. ProQR assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or

Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com